TRANSALTA CORPORATION

FIRST QUARTER REPORT FOR 2009

MANAGEMENT’S DISCUSSION AND ANALYSIS

This management’s discussion and analysis (“MD&A”) contains forward-looking statements.  These statements are based on certain estimates and assumptions and involve risks and uncertainties.  Actual results may differ materially.  See page 23 for additional information.

This MD&A should be read in conjunction with the unaudited interim consolidated financial statements of TransAlta Corporation as at and for the three months ended March 31, 2009 and 2008, and should also be read in conjunction with the audited consolidated financial statements and MD&A contained in our 2008 Annual Report.  In this MD&A, unless the context otherwise requires, ‘we’, ‘our’, ‘us’, the ‘corporation’ and ‘TransAlta’ refers to TransAlta Corporation and its subsidiaries.  The consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles (“GAAP”).  All tabular amounts in the following discussion are in millions of Canadian dollars unless otherwise noted.  This MD&A is dated April 28, 2009.  Additional information respecting TransAlta, including its annual information form, is available on SEDAR at www.sedar.com.

RESULTS OF OPERATIONS

The results of operations are presented on a consolidated basis and by business segment.  We have two business segments: Generation and Commercial Operations & Development (“COD”).  Our segments are supported by a corporate group that provides finance, tax, treasury, legal, regulatory, environmental, health and safety, sustainable development, corporate communications, government and investor relations, information technology, risk management, human resources, internal audit, and other administrative support.

In this MD&A, the impact of foreign exchange fluctuations on foreign currency denominated transactions and balances is discussed with the relevant income statement and balance sheet items.  While individual balance sheet line items will be impacted by foreign exchange fluctuations, the net impact of the translation of individual items is reflected in the equity section of the consolidated balance sheets.

The following table depicts key financial results and statistical operating data: 1

3 months ended March 31	2009	2008
Availability (%)	86.4	91.8
Production (GWh)	12,173	13,226
Revenue	756	803
Gross margin[1]	381	433
Operating income[1]	85	189
Net earnings	42	33
Basic and diluted earnings per common share	0.21	0.17
Comparable earnings per share[1]	0.18	0.50
Cash flow from operating activities	83	237
Free cash flow[1]	(64)	(31)
Cash dividends declared per share	0.29	0.27

1  Gross margin, Operating income, Comparable earnings, and Free cash flow are not defined under Canadian GAAP.  Refer to the Non-GAAP Measures section on page 20 of this MD&A for further discussion of these items, including a reconciliation to net earnings and cash flow from operating activities.

TRANSALTA CORPORATION / Q1 2009   1

	As at March 31, 2009	As at Dec. 31, 2008
Total assets	7,878	7,815
Total long-term financial liabilities	3,210	3,193

AVAILABILITY & PRODUCTION

Availability for the three months ended March 31, 2009 decreased to 86.4 per cent from 91.8 per cent compared to the same period in 2008 due to higher planned and unplanned outages at the Alberta Thermal plants (“Alberta Thermal”), partially offset by lower planned and unplanned outages at the Centralia Thermal plant (“Centralia Thermal”).

Production for the three months ended March 31, 2009 decreased 1,053 gigawatt hours (“GWh”) compared to the same period in 2008 due to higher planned and unplanned outages at Alberta Thermal, partially offset by lower planned and unplanned outages at Centralia Thermal.

NET EARNINGS

A reconciliation of net earnings is presented below:

3 months ended March 31
Net earnings, 2008	33
Decrease in Generation gross margins	(50)
Mark-to-market movements - Generation	(2)
Increase in operations, maintenance, and administration costs	(39)
Increase in depreciation expense	(13)
Decrease in equity loss	97
Decrease in income tax expense	10
Other	6
Net earnings, 2009	42

Generation gross margins, net of mark-to-market movements, decreased for the three months ended March 31, 2009 compared to the same period in 2008 as a result of higher planned and unplanned outages at Alberta Thermal and higher coal costs, partially offset by favourable foreign exchange.

Operations, maintenance, and administration (“OM&A”) costs for the three months ended March 31, 2009 increased compared to the same period in 2008 primarily due to higher planned outages and unfavourable foreign exchange.

Depreciation expense for the three months ended March 31, 2009 increased compared to the same period in 2008 due to the retirement of certain assets during planned maintenance activities and unfavourable foreign exchange.

In the first quarter of 2008, an equity loss of $97 million was recorded to reflect the writedown of our Mexican investment that was sold in the fourth quarter of the same year.

Income tax expense decreased for the three months ended March 31, 2009 compared to the same period in 2008 due to lower pre-tax earnings in 2009, partially offset by the tax recovery on the writedown of our Mexican investment in 2008.

2   TRANSALTA CORPORATION / Q1 2009

CASH FLOW

Cash flow from operating activities for the three months ended March 31, 2009 decreased $154 million as a result of lower cash earnings and unfavourable changes in working capital primarily due to the collection of four Alberta Power Purchase Agreement (“PPA”) payments in the first quarter of 2008 compared to three in 2009.

Free cash flow for the three months ended March 31, 2009 decreased compared to the same period in 2008 primarily due to lower cash earnings.

SIGNIFICANT EVENTS

Three months ended March 31, 2009

Carbon Capture and Storage

On March 26, 2009, the Government of Canada announced that eight carbon capture and storage (“CCS”) projects in Western Canada will share $140 million of funding under its ecoEnergy Technology Initiative, which has been created to develop technologies that are anticipated to reduce carbon dioxide emissions from energy production. The share of this funding for Project Pioneer, our proposed development of Canada’s first fully-integrated CCS project, is estimated to be between $20 million and $30 million.

On Jan. 27, 2009, the Government of Canada announced that an additional $850 million of funding has been earmarked to support the development of CCS technologies. The impact of this announcement on TransAlta cannot be reasonably determined at this time because specific information regarding the use, distribution, timelines, and recipients of the funding has not yet been clarified by the government.

Sundance Unit 4 Derate

On Feb. 10, 2009, we reported the first quarter financial impact of an extended derate on Unit 4 of our Sundance facility (“Unit 4”). The facility experienced an unplanned outage in December 2008 related to the failure of an induced draft fan. At that time, Unit 4, which has a capacity of 406 megawatts (“MW”), had been derated to approximately 205 MW. The repair of the induced draft fan components by the original equipment manufacturer took longer than planned, and therefore, Unit 4 did not return to full service until Feb. 23, 2009.  As a result of the extended derate, first quarter production and net earnings were reduced by 328 GWh and $17 million, respectively, representing penalties incurred under the Unit 4 PPA and lost merchant revenue.

In response to this event, we have given notice of a High Impact Low Probability Force Majeure Event to the PPA Buyer and the Balancing Pool, which if successful, will protect us from the financial loss of related availability penalties. The availability penalties that we are seeking to recover in net earnings are anticipated to be $14 million, although no assurance can be given as to the timing or amount of any recovery. As required by the appropriate accounting standards, we have recorded a $7 million after-tax provision representing 50 per cent of the total potential recoveries related to this event.

Keephills Units 1 and 2 Uprates

On Jan. 29, 2009, we announced a 46 MW (23 MW per unit) efficiency uprate at Unit 1 and Unit 2 of our Keephills facility. The total capital cost of the project is estimated at $68 million with commercial operations expected to commence by the end of 2011 and 2012, respectively.

TRANSALTA CORPORATION / Q1 2009   3

Dividend Increase

On Jan. 28, 2009, our Board of Directors declared a quarterly dividend of $0.29 per share on common shares, an increase of $0.02 per share, which on an annual basis will yield $1.16 per share versus $1.08 per share in 2008.

SUBSEQUENT EVENTS

Chief Operating Officer

On April 28, 2009 we announced the appointment of Dawn Farrell to the position of Chief Operating Officer. This change will enhance TransAlta’s operational focus and drive greater performance, as well as better integrate the company’s growth projects with existing operations. In this new role, Ms. Farrell will lead TransAlta’s operations, commercial, engineering, technology and procurement activities. Prior to this appointment, Ms. Farrell was Executive Vice President of Commercial Operations and Development.

Additionally, Richard Langhammer, Executive Vice President of Generation Operations, will take on a new assignment of Chief Productivity Officer for the remainder of 2009 with the responsibility of identifying strategies to create sustainable costs savings across the company. Mr. Langhammer announced his retirement earlier this year; he will formally retire at the end of 2009 after 23 years of service.

Ardenville Wind Power Project

On April 28, 2009, we announced plans to design, build, and operate Ardenville, a 72 MW wind power project in southern Alberta.  The capital cost of the project is estimated at $135 million. Commercial operations are expected to commence in the first quarter of 2011.

BUSINESS ENVIRONMENT

We operate in a variety of business environments to generate electricity, find buyers for the power we generate, and arrange for its transmission.  The major markets we operate in are Western Canada, the Pacific Northwest, and Eastern Canada.  For a further description of the regions in which we operate as well as the impact of prices of electricity and natural gas upon our financial results, refer to our 2008 Annual Report.  The key characteristics of these markets are described below.

Electricity Prices

Please refer to page 21 of the 2008 Annual Report for a full discussion of the spot electricity market and the impact of electricity prices upon our business and our strategy to hedge our risk on changes in those prices.

The average spot electricity prices and spark spreads for the first quarter of 2009 and 2008 in our three main markets are shown in the following graphs.

4   TRANSALTA CORPORATION / Q1 2009

For the first quarter of 2009, spot prices decreased in Alberta, the Pacific Northwest, and in Ontario compared to the same period in 2008.  While demand remained in line with first quarter levels in 2008, electricity prices in Alberta decreased due to lower natural gas prices. Electricity prices decreased in the Pacific Northwest and Ontario due to lower natural gas prices and decreased demand for electricity. Details on how our contracted assets and hedging activities help reduce the impact of price changes upon our results are discussed in further detail on page 15 of this MD&A.

1 For a 7,000 Btu/KWh heat rate plant.

Spark spreads increased in Alberta and Ontario while decreasing in the Pacific Northwest for the three months ended March 31, 2009 compared to the same period in 2008.  The increase in Alberta and Ontario spark spreads was a result of power prices decreasing less than natural gas prices. Spark spreads decreased in the Pacific Northwest due to power prices decreasing more than natural gas prices and decreased demand for electricity.

TRANSALTA CORPORATION / Q1 2009   5

DISCUSSION OF SEGMENTED RESULTS

GENERATION:  Operates hydro, wind, geothermal, natural gas- and coal-fired plants and related mining operations in Canada, the U.S., and Australia.  Generation's revenues are derived from the availability and production of electricity and steam as well as ancillary services such as system support (see the detailed discussion of the four revenue streams in our 2008 Annual Report). At March 31, 2009, Generation had 8,383 MW of gross generating capacity1 in operation (7,976 MW net ownership interest) and 456 MW net under construction.  For a full listing of all of our generating assets and the regions in which they operate, refer to page 18 of our 2008 Annual Report.

The results of the Generation segment are as follows:

	2009		2008
3 months ended March 31	Total	Per installed MWh[1]	Total	Per installed MWh[1]
Revenues	741	40.92	788	42.78
Fuel and purchased power	(375)	(20.71)	(370)	(20.09)
Gross margin	366	20.21	418	22.70
Operations, maintenance and administration	146	8.06	100	5.43
Depreciation and amortization	111	6.13	100	5.43
Taxes, other than income taxes	5	0.28	5	0.27
Intersegment cost allocation	8	0.44	7	0.38
Operating expenses	270	14.91	212	11.51
Operating income	96	5.30	206	11.19
Installed capacity (GWh)	18,107		18,418
Production (GWh)	12,173		13,226
Availability (%)	86.4		91.8

Production and Gross Margins

Generation’s production volumes, electricity and steam production revenues, and fuel and purchased power costs based on geographical regions are presented below.

3 months ended March 31, 2009	Production (GWh)	Installed (GWh)	Revenue	Fuel & purchased power	Gross margin	Revenue per installed MWh[1]	Fuel & purchased power per installed MWh[1]	Gross margin per installed MWh[1]
Western Canada	7,530	11,280	273	105	168	24.20	9.31	14.89
Eastern Canada	993	1,827	118	73	45	64.59	39.96	24.63
International	3,650	5,000	350	197	153	70.00	39.40	30.60
	12,173	18,107	741	375	366	40.92	20.71	20.21

1 We measure capacity as net maximum capacity (see glossary for definition of this and other key items) which is consistent with industry standards.  Capacity figures represent capacity owned and in operation unless otherwise stated.

6   TRANSALTA CORPORATION / Q1 2009

3 months ended March 31, 2008	Production (GWh)	Installed (GWh)	Revenue	Fuel & purchased power	Gross margin	Revenue per installed MWh[1]	Fuel & purchased power per installed MWh[1]	Gross margin per installed MWh[1]
Western Canada	8,758	11,410	360	121	239	31.55	10.57	20.98
Eastern Canada	889	1,789	133	91	42	74.18	51.03	23.14
International	3,579	5,219	295	158	137	56.58	30.35	26.23
	13,226	18,418	788	370	418	42.78	20.11	22.68

1

Western Canada

Our Western Canada assets consist of coal and natural gas-fired plants, hydro facilities, and wind farms.  Refer to page 36 of our 2008 Annual Report for further details on our Western operations.

The change in production for the three months ended March 31, 2009 is reconciled below:

3 months ended March 31
(GWh)
Production, 2008	8,758
Higher planned outages at Alberta Thermal	(586)
Higher unplanned outages at Alberta Thermal	(480)
Timing of planned outages at Sheerness	(121)
Other	(41)
Production, 2009	7,530

 The change in gross margin for the three months ended March 31, 2009 is reconciled below:

3 months ended March 31
Gross margin, 2008	239
Higher planned outages at Alberta Thermal	(38)
Higher unplanned outages at Alberta Thermal	(27)
Timing of planned outages at Sheerness	(7)
Mark-to-market movements	4
Higher coal costs	(6)
Other	3
Gross margin, 2009	168

Eastern Canada

Our Eastern Canada assets consist of four natural gas-fired facilities and one wind farm.  Refer to page 37 of our 2008 Annual Report for further details on our Eastern operations.

Production for the three months ended March 31, 2009 increased 104 GWh primarily due to the commissioning of Kent Hills and higher market heat rates at Sarnia.

1 We measure capacity as net maximum capacity (see glossary for definition of this and other key items) which is consistent with industry standards.  Capacity figures represent capacity owned and in operation unless otherwise stated.

TRANSALTA CORPORATION / Q1 2009   7

For the three months ended March 31, 2009, gross margins increased $3 million primarily due to the commissioning of Kent Hills.

International

Our International assets consist of natural gas, coal, hydro, and geothermal assets in various locations in the United States and natural gas assets in Australia.  Refer to page 37 of our 2008 Annual Report for further details on our International operations.

The change in production for the three months ended March 31, 2009 is reconciled below:

3 months ended March 31
(GWh)
Production, 2008	3,579
Lower planned outages at Centralia Thermal	152
Lower unplanned outages at Centralia Thermal	145
Economic dispatching at Centralia Thermal	(115)
Lower production at natural gas-fired facilities	(109)
Other	(2)
Production, 2009	3,650

The change in gross margin for the three months ended March 31, 2009 is reconciled below:

3 months ended March 31
Gross margin, 2008	137
Higher production at Centralia Thermal	5
Favourable contract pricing	20
Favorable foreign exchange	27
Higher coal costs	(10)
Mark-to-market movements	(6)
Favourable commercial settlements in 2008	(14)
Other	(6)
Gross margin, 2009	153

Operations, Maintenance and Administration Expense

OM&A costs for the three months ended March 31, 2009 increased compared to the same period in 2008 primarily due to higher planned outages, unfavourable foreign exchange rates, and the timing of routine maintenance costs.

Depreciation Expense

Depreciation expense for the three months ended March 31, 2009 increased compared to the same period in 2008 due to the retirement of certain assets during planned maintenance activities and unfavourable foreign exchange rates.

COMMERCIAL OPERATIONS & DEVELOPMENT (“COD”): Derives revenue and earnings from the wholesale trading of electricity and other energy-related commodities and derivatives.  Achieving gross margins while remaining within Value at Risk (“VaR”) limits is a key measure of COD’s trading activities.

COD is responsible for the management of commercial activities for our current generating assets.  COD also manages available generating capacity as well as the fuel and transmission needs of the Generation business by utilizing contracts of various durations

8   TRANSALTA CORPORATION / Q1 2009

for the forward sales of electricity and for the purchase of natural gas, coal, and transmission capacity.  Further, COD is responsible for developing or acquiring new cogeneration, wind, geothermal, and hydro generating assets and recommending portfolio optimization opportunities.  The results of all of these activities are included in the Generation segment.

For a more in-depth discussion of our Energy Trading activities, refer to page 38 of our 2008 Annual Report.

The results of the COD segment are as follows:

3 months ended March 31	2009	2008
Gross margin	15	15
Operations, maintenance and administration	6	10
Depreciation and amortization	1	-
Intersegment cost allocation	(8)	(7)
Operating expenses	(1)	3
Operating income	16	12

For the three months ended March 31, 2009, COD gross margin is comparable to the same period in 2008.

OM&A costs for the three months ended March 31, 2009 decreased compared to the same period in 2008 due to reduced staff compensation costs.

The inter-segment cost allocations are comparable with the prior period.

NET INTEREST EXPENSE

3 months ended March 31	2009	2008
Interest on long-term debt	39	32
Interest on short-term debt	4	10
Interest income	(2)	(5)
Capitalized interest	(8)	(4)
Net interest expense	33	33

The change in net interest expense for the three months ended March 31, 2009, compared to the same period in 2008 is shown below:

3 months ended March 31
Net interest expense, 2008	33
Higher long-term debt levels	3
Lower interest rates on short-term debt	(1)
Lower short-term debt balances	(5)
Lower interest income	3
Higher capitalized interest	(4)
Change in foreign exchange rates	4
Net interest expense, 2009	33

NON-CONTROLLING INTERESTS

The earnings attributable to non-controlling interests for the three months ended March 31, 2009 was comparable to the same period in 2008.

TRANSALTA CORPORATION / Q1 2009   9

INCOME TAXES

3 months ended March 31	2009	2008
Earnings before income taxes per statement of earnings	46	47
Equity loss	-	(97)
Other income	7	5
Earnings before income taxes, equity loss and other income	39	139
Income tax expense per statement of earnings	4	14
Income tax recovery on equity loss	-	28
Income tax expense on other income	-	(1)
Income tax expense excluding equity loss and other income	4	41
Effective tax rate (%)	10	29

Income tax expense decreased for the three months ended March 31, 2009 compared to the same period in 2008 due to lower pre-tax earnings in 2009, partially offset by the tax recovery on the writedown of our Mexican investment in 2008.

The effective tax rate decreased for the three months ended March 31, 2009 compared to the same period in 2008 due to lower pre-tax earnings in 2009 and certain deductions that do not fluctuate with earnings.

FINANCIAL POSITION

The following chart highlights significant changes in the Consolidated Balance Sheets from Dec. 31, 2008 to March 31, 2009:

	Increase/
	(Decrease)	Explanation of change
Accounts receivable	(167)	Timing of customer receipts and lower revenues
Income taxes receivable	23	Tax recovery from current year provision
Risk management assets (current and long-term)	182	Price movements
Property, plant, and equipment, net	70	Capital additions and the weakening of the Canadian dollar relative to the U.S. dollar, partially offset by depreciation expense
Short-term debt	(66)	Repayment of short-term debt
Accounts payable and accrued liabilities	(224)	Timing of operational commitments and the weakening of the Canadian dollar relative to the U.S. dollar
Collateral received	195	Collateral collected from counterparties to reduce the credit risk associated with their obligations
Long-term debt (including current portion)	46	Weakening of the Canadian dollar compared to the U.S. dollar on U.S. denominated debt
Risk management liabilities (current and long-term)	(70)	Price movements
Net future income tax liabilities (including current portions)	73	Tax effect on the increase in net risk management assets
Shareholders’ equity	172	Net earnings and movements in AOCI, partially offset by dividends declared

10   TRANSALTA CORPORATION / Q1 2009

FINANCIAL INSTRUMENTS

Refer to Note 7 on page 84 of the 2008 Annual Report and the interim consolidated financial statements as at and for the three months ended March 31, 2009 for details on Financial Instruments.  During the current quarter, the change in the net asset position of financial instruments resulted from changes in future prices on contracts in our Generation segment. Refer to the ‘Risk Management’ section in the MD&A of our 2008 Annual Report outlining our risks and how we manage them.  Our risk management profile and practices have not changed materially from Dec. 31, 2008.

In limited circumstances, Energy Trading may enter into commodity transactions involving non-standard features for which market observable data is not available.  These are defined under GAAP as Level III financial instruments.  Level III financial instruments are not traded in an active market and fair value is therefore developed using valuation models or upon internally developed assumptions or inputs.  Our Level III fair values are determined using valuation techniques with inputs that are based on historical data such as unit availability, transmission congestion, or demand profiles.  Fair values are validated on a quarterly basis by using reasonably possible alternative assumptions as inputs to valuation techniques, and any material differences are disclosed in the notes to the financial statements.  At March 31, 2009, Level III financial instruments had a net carrying value of nil (Dec. 31, 2008 – nil).

STATEMENTS OF CASH FLOWS

The following chart highlights significant changes in the Consolidated Statements of Cash Flows for the three months ended March 31, 2009 and 2008:

3 months ended March 31	2009	2008	Explanation of change
Cash and cash equivalents, beginning of period	50	51
Provided by (used in):
Operating activities	83	237	Collection of four PPA payments in 2008 compared to three in 2009, and lower cash earnings.

Investing activities	63	(113)	Increase in collateral held of $192 million and a decrease in capital spending of $19 million, partially offset by a $25 million decrease in realized gains on financial instruments.

Financing activities	(148)	(120)	Increase in repayment of short-term debt of $12 million and a decrease in realized gains on financial instruments of $12 million .
Translation of foreign currency cash	1	3
Cash and cash equivalents, end of period	49	58

LIQUIDITY AND CAPITAL RESOURCES

Details on our liquidity needs and capital resources can be found on page 46 of our 2008 Annual Report.

Our ability to generate adequate cash flow from operations, maintain our financial capacity and flexibility, and to provide for planned growth remains substantially unchanged since Dec. 31, 2008.

TRANSALTA CORPORATION / Q1 2009   11

Debt

Short-term, recourse and non-recourse debt totalled $2,788 million at March 31, 2009 compared to $2,808 million at Dec. 31, 2008. Short-term debt decreased as a result of an increase in collateral received, which was used to repay short-term debt balances. Long-term debt increased due to the weakening of the Canadian dollar compared to the U.S. dollar on our U.S. dollar-denominated debt.

Credit

We have a total of $2.2 billion of committed credit facilities of which $1.5 billion is not drawn and is available as of March 31, 2009, subject to customary borrowing conditions.  At March 31, 2009, credit utilized under these facilities is $0.7 billion, which is comprised of short-term debt of $377 million, not including cash on hand of $49 million, and of letters of credit of $374 million.

Our primary source for short-term liquidity is our $1.5 billion committed syndicated bank facility, which matures in 2012. We anticipate renewing this facility, based on reasonable commercial terms, prior to its maturity.

Share Capital

On April 27, 2009, we had approximately 198 million common shares outstanding.

At March 31, 2009, we had 1.7 million outstanding employee stock options with a weighted average exercise price of $27.18.  For the three months ended March 31, 2009, options with a weighted average exercise price of $17.33 were exercised at a total cost of $0.1 million.

Normal Course Issuer Bid (“NCIB”) Program

On May 5, 2008, we announced plans to renew our NCIB program until May 5, 2009.  We received the approval to purchase, for cancellation, up to 19.9 million of our common shares representing 10 per cent of our 199 million common shares issued and outstanding as at April 23, 2008.  Any purchases undertaken will be made on the open market through the Toronto Stock Exchange at the market price of such shares at the time of acquisition.

For the three months ended March 31, 2009, we purchased no shares under the NCIB program.

For the three months ended March 31, 2008, we purchased 1,908,900 shares under the NCIB program at an average price of $31.43 per share. The shares were purchased for an amount higher than their weighted average book value of $8.95 per share resulting in a reduction of retained earnings of $43 million.

3 months ended March 31	2009	2008
Total shares purchased	-	1,908,900
Average purchase price per share	-	31.43
Total cost	-	60
Weighted average book value of shares cancelled	-	17
Reduction to retained earnings	-	43

12   TRANSALTA CORPORATION / Q1 2009

Credit Risk

Credit risk is the risk to our business associated with changes in creditworthiness of entities with which we have commercial exposures. Refer to page 55 of our 2008 Annual Report for further details on our credit risk management profile and practices.

While we had no counterparty losses in the first quarter of 2009, we continue to keep a close watch on changes and trends in the market and the impact these changes could have on our trading business and hedging activities, and will take appropriate actions as required although no assurance can be given that we will always be successful.

We are exposed to minimal credit risk from our Alberta PPAs because under the terms of these arrangements, receivables are substantially all secured by letters of credit. Our credit risk management profile and practices have not changed materially since Dec. 31, 2008.

Guarantee Contracts

We have obligations to issue letters of credit and cash collateral to secure potential liabilities to certain parties including those related to potential environmental obligations, trading activities, hedging activities, and purchase obligations.  At March 31, 2009, we provided letters of credit totaling $374 million (Dec. 31, 2008 – $430 million) and cash collateral of $28 million (Dec. 31, 2008 – $37 million).  The decrease in letters of credit and cash collateral is due primarily to lower forward electricity prices in the Pacific Northwest.  These letters of credit and cash collateral secure certain amounts included on our balance sheet under “Risk Management Liabilities” and “Asset Retirement Obligations”.

CLIMATE CHANGE AND THE ENVIRONMENT

In the first quarter of 2009, there were no significant changes to existing environmental legislation in Canada.  The Canadian Federal Government continues to develop its greenhouse gas (“GHG”) regulations under the Canadian Environmental Protection Act and they are anticipated to come into effect in 2010.

The Alberta climate change program under the Specified Gas Emitters Act remains in place, requiring a 12 per cent emissions intensity reduction from a 2003 - 2005 average baseline.  We have measures in place to meet the anticipated reduction targets for 2009, and continue to examine compliance options, including additions to our offsets portfolio to hedge our compliance risk beyond that period.

On March 31, 2009, in response to the Alberta Government’s $2 billion initiative to support the early deployment of CCS, we submitted a full project proposal to Alberta for joint industry–government funding for the development of Project Pioneer, our proposed CCS facility.  The government’s decision on the amount of support to be provided to successful projects is expected by June 30, 2009.

Additional CCS funding was announced on March 26, 2009, when the Canadian Federal Government announced that our Project Pioneer had been awarded federal financial support under its ecoEnergy Technology Initiative. Our share of this funding is estimated to be between $20 million and $30 million.  Also, on Jan. 27, 2009, the Government of Canada announced in the 2009 federal budget an additional $850 million of funding earmarked to support the development of CCS technologies.   The impact of this announcement on TransAlta cannot be reasonably determined at this time because specific information regarding the use, distribution, timelines, and recipients of the funding have not yet been clarified by the government

TRANSALTA CORPORATION / Q1 2009   13

We are continuing with detailed technology testing and engineering design in preparation for installing mercury control equipment at our Alberta Thermal operations by 2010 in order to meet the province’s 70 per cent reduction objectives.

In the United States, Washington State is developing legislation to address climate change initiatives within the State.  Various draft bills have been debated but to date no final direction has been determined and no legislation has been passed. At this point, there are no indications as to how these initiatives will impact our fossil-fired assets in the state of Washington.

On March 31, 2009, we reached an agreement with the Washington Department of Ecology to voluntarily reduce the emissions of mercury and nitrogen oxide (“NOx”) from Centralia Thermal. Our voluntary actions will start in 2009 and are estimated to result in a 20 per cent reduction in NOx emissions by 2018 and a 50 per cent reduction in mercury emissions by 2012. A 30-day public comment period on the proposed agreement is expected to be announced by the state of Washington in the next quarter.

U.S. federal legislation on GHGs continues to be discussed.  On March 31, 2009, the draft American Clean Energy and Security Act of 2009 was released which, if enacted, would implement a greenhouse cap and trade system by 2012.  The proposed system would cover 85 per cent of the GHG emissions in the U.S., including those from electricity generation.  The draft Act proposes reduction caps of three per cent below 2005 levels in 2012, moving to 20 per cent below by 2020.  As important details on allowance allocation have yet to be decided, it is not yet possible to determine the impact the draft bill would have on our U.S. operations, should the legislation be passed.

OUTLOOK

For 2009, we anticipate low single-digit growth in comparable earnings per share based upon the significant factors that are discussed below.

Business Environment

Economic Environment

As a result of the current economic environment, commodity prices are decreasing, which could result in lower input costs for us in the future. Although we have contracted the price of the majority of our inputs in the short-term, in the longer-term we may see the benefit of lower operating costs.

A number of financial and industrial counterparties have experienced credit rating downgrades and we expect 2009 will continue to be a challenging year for some of our counterparties.  While we had no counterparty losses in the first quarter of 2009, we continue to monitor counterparty credit risk and act in accordance with our established risk management policies.  We do not anticipate any material change to our existing credit practices and continue to deal primarily with investment grade counterparties.

We expect continued strict lending conditions, which could reduce the amount of capital available. Our strong financial position, available committed lines of credit, and relatively low debt maturity profile allow us to be selective about when we need to go to the market for financing. We see support in the market for successful projects with high returns, so we will continue to evaluate potential projects using the risk management policies that have been developed and take action when appropriate.

While we do expect our results from operations in 2009 to be somewhat impacted by the current economic environment, this impact is largely mitigated by the contracted production and prices through our PPAs and other long-term contracts.

14   TRANSALTA CORPORATION / Q1 2009

Power Prices

For the remainder of 2009, power prices are expected to remain lower than 2008 due to the persistence of low natural gas prices and weaker demand for electricity in the Pacific Northwest and Ontario.

Environmental Legislation

For the remainder of 2009, we anticipate increasing regulatory clarity on future GHG requirements from both the Canadian and U.S. governments.  Given recent government announcements, we are anticipating environmental regulations to be developed in line with a cap and trade system.

In Alberta, current regulations on GHGs and air pollutants are clear, but it is uncertain how future federal regulations may affect Alberta firms. We expect discussions to take place in 2009 between the Federal Government and the provinces about what rules are to be applied and their administration.  In Washington State, we expect to see details of the State’s climate change legislation by the end of 2009.

We are active participants in consultations leading up to the formation of these legislative and regulatory mechanisms.

Operations

Production, Availability, and Capacity

Generating capacity is expected to increase due to the completion of Blue Trail and the uprate at Sundance Unit 5 in late 2009.  Production and availability are expected to decrease in the second quarter compared to the first quarter due to increased planned maintenance and from economic dispatch opportunities at Centralia Thermal. Production and availability are then expected to increase in the second half of 2009 due to lower planned and unplanned outages. Overall fleet availability for 2009 is expected to be between 88 and 89 per cent.

Commodity Hedging

Through the Alberta PPAs and our other long-term contracts, approximately 70 per cent of our capacity is contracted for a period of more than 10 years.  To provide further stability to future earnings, we enter into physical and financial contracts for periods of up to four years.  Under this strategy, we target being at least 90 per cent contracted for the upcoming year, stepping down to 75 per cent in the fourth year.  As at the end of the first quarter, approximately 95 per cent of our 2009 capacity and 85 per cent of our 2010 capacity is contracted with the average contracted price in 2009 of $60-65/MWh in Alberta and U.S.$50-55/MWh in the Pacific Northwest.

We continue to closely monitor the risks associated with commodity price changes on our future operations and, where we consider appropriate, use various physical and financial instruments to hedge our assets and operations from such price risk.

Fuel Costs

Coal costs in Alberta are subject to increases related to mining such as increased overburden removal, inflation, and increases in commodity prices. Seasonal variations in coal costs at our Alberta mines are minimized through the application of standard costing. Although the risk of cost increases due to commodity prices is much lower, coal costs for the remainder of 2009, on a standard cost basis, are expected to increase five per cent from the prior year primarily due to increased capital expenditures in 2008.

TRANSALTA CORPORATION / Q1 2009   15

Fuel at Centralia Thermal is purchased from external suppliers in the Powder River Basin and delivered by rail.  The delivered cost of fuel for the remainder of 2009 is expected to increase between 10 and 15 per cent from the prior year due to rail and transportation contract escalations.

Our natural gas-fired facilities have minimal exposure to market fluctuations in energy commodity prices.  Exposure to natural gas costs for facilities under long-term sales contracts are minimized to the extent possible through long-term natural gas purchase contracts.  Merchant natural gas facilities are exposed to the changes in spark spreads because the majority of the natural gas is purchased on a spot basis. The input costs that are purchased on a spot basis benefited from lower prices seen throughout the first quarter, which is in line with our expectations for the remainder of the year.

Operations, Maintenance, and Administration Costs

OM&A costs per megawatt hour (“MWh”) of installed capacity fluctuate by quarter and are dependent on the timing and nature of maintenance activities.  OM&A costs per installed MWh for the remainder of 2009 are expected to increase slightly in the second quarter and then decrease in the second half of the year primarily as a result of minimal planned maintenance activities.  Excluding major maintenance costs, OM&A costs are expected to remain in line with 2008 levels through cost savings and productivity initiatives.

Energy Trading

Earnings from our COD segment are affected by prices in the market, the positions taken, and duration of those positions.  We continuously monitor both the market and our exposure with the view to maximize earnings while still maintaining an acceptable risk profile.  Our 2009 objective remains for Energy Trading to contribute between $65 million and $85 million in gross margin.

Exposure to Fluctuations in Foreign Currencies

Our strategy is to minimize the impact of fluctuations in the Canadian dollar against the U.S. dollar and Australian dollar by offsetting foreign denominated assets with foreign denominated liabilities and foreign exchange contracts.  We also have foreign-denominated currency expenses, including interest charges, which serve as a natural hedge for a portion of our foreign currency revenues.

Net Interest Expense

Net interest expense for the remainder of 2009 is expected to be higher compared to the prior year mainly due to higher debt balances and lower interest income.  However, changes in interest rates and in the value of the Canadian dollar relative to the U.S. dollar will affect the amount of net interest expense incurred.

Liquidity and Capital Resources

If there is increased volatility in power and natural gas markets, or if market trading activities increase, there may be the need for additional liquidity. To mitigate this liquidity risk, we maintain and monitor $2.2 billion of committed credit facilities as well as monitor exposures to determine expected liquidity requirements.

16   TRANSALTA CORPORATION / Q1 2009

Accounting Estimates

Although we do not expect significant changes in our accounting estimates as a result of the current economic environment, some fluctuation could be seen on the fair valuation of our risk management assets and liabilities due to large variation in future commodity prices and foreign exchange and interest rate forward curves. Any significant changes in forward prices and rates could result in material differences in the amount of unrealized gains or losses and risk management assets and liabilities recorded at each reporting date due to the fair valuation performed at that time. However, any such change in fair value will not impact cash flow as we will continue to receive our contracted prices associated with Generation asset contracts.

Capital Expenditures

Projects and Growth

Our major projects are comprised of spending to sustain our current operations and for growth activities.  Seven significant growth capital projects are currently in progress as outlined in the table below:

	Total Project		2009		Target
Project	Estimated spend	Spent to date	Estimated spend	Spent to date	completion date	Details

Keephills 3	888	523	235 - 255	47	Q1 2011	A 450 MW (225 MW net ownership interest) supercritical coal-fired plant and associated mine capital in a partnership with EPCOR
Blue Trail	115	30	85 - 90	4	Q4 2009	A 66 MW wind farm in southern Alberta
Sundance Unit 5 uprate	75	22	50 - 60	5	Q4 2009	A 53 MW efficiency uprate at our Sundance facility
Summerview 2	123	26	80 - 90	1	Q1 2010	A 66 MW expansion of our Summerview wind farm in southern Alberta
Keephills Unit 1 uprate	34	-	5 - 10	-	Q4 2011	A 23 MW efficiency uprate at our Keephills facility
Keephills Unit 2 uprate	34	-	5 - 10	-	Q4 2012	A 23 MW efficiency uprate at our Keephills facility
Ardenville	135	-	25 - 35	-	Q1 2011	A 72 MW wind farm in southern Alberta
Total growth	1,404	601	485- 550	57

TRANSALTA CORPORATION / Q1 2009   17

Sustaining Expenditures

For 2009, our estimate for total sustaining capital expenditures, net of any contributions received, is allocated among the following:

Category	Description	Expected spend	Spent to date

Routine capital	Expenditures to maintain our existing generating capacity	115 - 135	40
Productivity capital	Projects to improve power production efficiency	40 - 45	12
Mining equipment and land purchases	Expenditures related to mining equipment and land	35 - 45	5
Centralia modifications	Capital project to convert to external coal	20 - 25	1
Planned maintenance	Regularly scheduled major maintenance	130 - 140	18
Total sustaining expenditures		340 - 390	76

Details of the 2009 planned maintenance program are outlined as follows:

	Coal	Gas and hydro	Expected spend	Spent to date

Capitalized	90 - 95	40 - 45	130 - 140	18
Expensed	90 - 95	0 - 5	90 - 100	36
	180 - 190	40 - 50	220 - 240	54

GWh lost	2,800 - 2,900	200 - 225	3,000 - 3,125	751

Financing

Financing for these capital expenditures is expected to be provided by cash flow from operating activities and from existing borrowing capacity. The funds required for committed growth and sustaining projects are not expected to be impacted by the current economic environment due to the highly contracted nature of our cash flows and amount of committed credit available at March 31, 2009.

RELATED PARTY TRANSACTIONS

On Dec.16, 2006, predecessors of TransAlta Generation Partnership (“TAGP”), a firm owned by the Corporation and one of its subsidiaries, entered into an agreement with the partners of the Keephills 3 joint venture project to supply coal for the coal-fired plant.  The joint venture project is held in a partnership with Keephills 3 Limited Partnership (“K3LP”), a wholly owned subsidiary of the Corporation, and EPCOR Power Development Corporation.  TAGP will supply coal until the earlier of the permanent closure of the Keephills 3 facility or the early termination of the agreement by TAGP and the partners of the joint venture.  As at March 31, 2009, TAGP had received $44 million from K3LP for future coal deliveries.  Commercial operation of the Keephills plant is scheduled to commence in the first quarter of 2011.  Payments received prior to that date for future coal deliveries are recorded in deferred revenues and will be amortized into revenue over the life of the coal supply agreement when operations commence.

CE Generation, LLC has entered into contracts with related parties to provide administrative and maintenance services.  The values of these contracts are U.S.$3 million for the years ending Dec. 31, 2009 and 2010.

18   TRANSALTA CORPORATION / Q1 2009

For the period November 2002 to November 2012, one of our subsidiaries, TransAlta Cogeneration, L.P. (“TA Cogen”), entered into various transportation swap transactions with TAGP.  TAGP operates and maintains TA Cogen's three combined-cycle power plants in Ontario and a plant in Fort Saskatchewan, Alberta.  TAGP also provides management services to the Sheerness thermal plant, which is operated by Canadian Utilities Limited.  The business purpose of these transportation swaps is to provide TA Cogen with the delivery of fixed price gas without being exposed to escalating costs of pipeline transportation for three of its plants over the period of the swap.  The notional gas volume in the swap transactions is equal to the total delivered fuel for each of the facilities.  Exchange amounts are based on the market value of the contract.  We entered into an offsetting contract and therefore have no risk other than counterparty risk.

CURRENT ACCOUNTING CHANGES

Credit Risk

On Jan. 1, 2009, we adopted the Emerging Issues Committee (“EIC”) Abstract EIC-173 Credit Risk and the Fair Value of Financial Assets and Financial Liabilities.  Under EIC–173, an entity’s own credit risk and the credit risk of the counterparty should be taken into account in determining the fair value of financial assets and liabilities, including derivative instruments. The implementation of this standard did not have a material impact upon our Consolidated Balance Sheets, Consolidated Statements of Earnings or Consolidated Statements of Cash Flows.

Deferral of Costs and Internally Developed Intangibles

On Jan. 1, 2009, we adopted Handbook Section 3064, Goodwill and Intangible Assets, replacing Section 3062, Goodwill and Other Intangible Assets, and Section 3450, Research and Development Costs. Section 3064 incorporates material from International Accounting Standard 38, Intangible Assets, addressing when an internally developed intangible asset meets the criteria for recognition as an asset, which requires a demonstration of technical feasibility, an intention for use or sale, the generation of future economic benefits, and adequate access to resources to complete the development of the intangible asset. The implementation of this standard did not have a material impact upon our Consolidated Balance Sheets, Consolidated Statements of Earnings or Consolidated Statements of Cash Flows.

Mining Exploration Costs

On Jan. 1, 2009, we adopted EIC–174, Mining Exploration Costs.  EIC–174 provides guidance on the capitalization of mining exploration costs, particularly when mining reserves have not been proven. The EIC also defines when an impairment test should be performed on previously capitalized costs. The implementation of this standard did not have a material impact upon our Consolidated Balance Sheets, Consolidated Statements of Earnings or Consolidated Statements of Cash Flows.

FUTURE ACCOUNTING CHANGES

Financial Instrument Disclosures

On March 5, 2009, the International Accounting Standards Board (“IASB”) issued Improving Disclosures about Financial Instruments (Amendments to International Financial Reporting Standard (“IFRS”) 7).  The amendments expand the disclosures required in respect of recognized fair value measurements and clarify existing principles for disclosures about the liquidity risk associated with financial instruments.  The Accounting Standards Board of Canada (“AcSB”) has indicated that it intends to adopt similar

TRANSALTA CORPORATION / Q1 2009   19

requirements by mid-2009, at which time these requirements will be effective for us.  It is not anticipated that the impacts of adopting this standard will be significant, as many of the expanded disclosure requirements are already provided as part of our existing financial instrument disclosures.

IFRS Convergence

At the IFRS Advisory Committee Meeting held on Jan. 14, 2009, the AcSB re-confirmed that the use of IFRS will be required for interim and annual financial statements commencing on Jan. 1, 2011, with appropriate comparative IFRS financial information for 2010.  While IFRS uses a conceptual framework similar to Canadian GAAP, there are significant differences in accounting policies that must be addressed.  In addition, there is significantly more disclosure required, specifically for interim reporting.

Our project to convert to IFRS commenced in late 2007 and consists of four phases: diagnostic, design and planning, solution development, and implementation.  The diagnostic phase has been completed for the IFRS standards expected to be effective on convergence.  The IFRS project has entered the design and planning stage with issue-specific teams being established to further analyze the key areas of convergence and coordinate with Information Technology and Internal Control resources to determine process and system changes along with appropriate financial reporting controls.  Staff training programs are also in the design and planning stages and a communication plan is in place.

A steering committee has been established to monitor the progress and critical decisions in the transition to IFRS.  This committee includes representatives from Finance, Information Technology, Treasury, Investor Relations, Human Resources, and Operations.  Quarterly updates are provided to the Audit and Risk Committee.

Based on work to-date, our initial view is that there are many similarities between Canadian GAAP and IFRS and that the major differences for us will likely arise in respect of property, plant, and equipment, the impairment of long-lived assets, and accounting for long-term contracts.  We continue to carefully evaluate the transitional options available under IFRS at the adoption date, the most appropriate long-term accounting policies.  Accordingly, the full impact of adopting IFRS on our future financial position and future results cannot be reasonably determined at this time.

The IASB is currently undertaking several IFRS projects which will likely result in significant changes to existing IFRS standards in areas such as financial statement presentation, leases, revenue recognition, and post-employment benefits.  At this time, it is not anticipated that any resulting new standards will be effective on convergence in 2011.  However, the progress and recommendations of these IASB projects are being monitored closely to ensure that any potential adverse impacts to the convergence project can be minimized.

NON-GAAP MEASURES

We evaluate our performance and the performance of our business segments using a variety of measures.  Those discussed below are not defined under GAAP and therefore should not be considered in isolation or as an alternative to or more meaningful than net income or cash flow from operating activities, as determined in accordance with GAAP, as an indicator of our financial performance or liquidity.  These measures are not necessarily comparable to a similarly titled measure of another company.

Each business unit assumes responsibility for its operating results measured to gross margin and operating income.  Operating income and gross margin provides management and investors with a measurement of operating performance which is readily comparable from period to period.

20   TRANSALTA CORPORATION / Q1 2009

Net Earnings Reconciliation

Gross margin and operating income are reconciled to net earnings below:

3 months ended March 31	2009	2008
Revenues	756	803
Fuel and purchased power	(375)	(370)
Gross margin	381	433
Operations, maintenance, and administration	174	135
Depreciation and amortization	117	104
Taxes, other than income taxes	5	5
Operating expenses	296	244
Operating income	85	189
Foreign exchange gain (loss)	1	(1)
Net interest expense	(33)	(33)
Equity loss	-	(97)
Other income	7	5
Earnings before non-controlling interests and income taxes	60	63
Non-controlling interests	14	16
Earnings before income taxes	46	47
Income tax expense	4	14
Net earnings	42	33

Earnings on a Comparable Basis

Presenting earnings on a comparable basis from period to period provides management and investors with the ability to evaluate earnings trends more readily in comparison with prior periods’ results. Earnings on a comparable basis are based on earnings per share and are additive quarter over quarter.

In calculating comparable earnings for 2009, we have excluded the settlement of an outstanding commercial issue that has been recorded in other income as this was related to our previously held Mexican investment.

The change in life of certain component parts at Centralia Thermal was excluded from the calculation of comparable earnings in 2009 and 2008 as it is relates to the cessation of mining activities at the Centralia coal mine and conversion to consuming solely third party supplied coal.

In calculating comparable earnings for 2008, we have also excluded the writedown of our Mexican investment.  We also excluded the gains recorded on the sale of assets at the previously operated Centralia coal mine as we do not normally dispose of large quantities of fixed assets.

3 months ended March 31	2009	2008
Net earnings	42	33
Sale of assets at Centralia, net of tax	-	(4)
Change in life of Centralia parts, net of tax	1	5
Other income	(7)	-
Writedown of Mexican investment, net of tax	-	65
Earnings on a comparable basis	36	99

Weighted average common shares outstanding in the period	198	200
Earnings on a comparable basis per share	0.18	0.50

TRANSALTA CORPORATION / Q1 2009   21

Free Cash Flow

Free cash flow is intended to demonstrate the amount of cash we have available to invest in capital growth initiatives, repay recourse debt, or repurchase common shares.

Sustaining capital expenditures for the three months ended March 31, 2009, represents total capital expenditures per the Consolidated Statements of Cash Flow less $62 million ($57 million net of joint venture contributions) that we have invested in growth projects.  For the same period in 2008, we invested $73 million ($67 million net of joint venture contributions) in growth projects.

The reconciliation between cash flow from operating activities and free cash flow is calculated below:

3 months ended March 31	2009	2008
Cash flow from operating activities	83	237
Add (Deduct):
Sustaining capital expenditures	(69)	(83)
Dividends on common shares	(54)	(51)
Distribution to subsidiaries' non-controlling interest	(16)	(17)
Non-recourse debt repayments	(1)	-
Timing of contractually scheduled payments	-	(116)
Other income	(7)	-
Cash flows from equity investments	-	(1)
Free cash flow	(64)	(31)

Cash flows from equity investments represent operational cash flow from our previously owned equity accounted investments less capital expenditures for such investments.

SELECTED QUARTERLY INFORMATION

	Q2 2008	Q3 2008	Q4 2008	Q1 2009

Revenue	708	791	808	756
Net earnings	47	61	94	42
Basic earnings per common share	0.24	0.31	0.47	0.21
Diluted earnings per common share	0.24	0.31	0.47	0.21

	Q2 2007	Q3 2007	Q4 2007	Q1 2008

Revenue	612	711	783	803
Net earnings	57	66	130	33
Basic earnings per common share	0.28	0.33	0.64	0.17
Diluted earnings per common share	0.28	0.33	0.64	0.17

22   TRANSALTA CORPORATION / Q1 2009

CONTROLS AND PROCEDURES

As required by Rule 13a-15 under the Securities Exchange Act of 1934 (“Exchange Act”), management has evaluated, with the participation of our Chief Executive Officer and Chief Financial Officer, the effectiveness of our disclosure controls and procedures as of the end of the period covered by this report.  Disclosure controls and procedures refer to controls and other procedures designed to ensure that information required to be disclosed in the reports we file or submit under the Exchange Act are recorded, processed, summarized and reported within the time periods specified in the rules and forms of the Securities and Exchange Commission.  Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by us in our reports that we file or submit under the Exchange Act are accumulated and communicated to management, including our Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions regarding our required disclosure.  In designing and evaluating our disclosure controls and procedures, management recognizes that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objectives, and management was required to apply its judgment in evaluating and implementing possible controls and procedures.  There has been no change in the internal control over financial reporting during the period covered by this report that has materially affected, or is reasonably likely to materially affect, the Corporation’s internal control over financial reporting.  Based on the foregoing evaluation, our Chief Executive Officer and Chief Financial Officer have concluded that, as of March 31, 2009, the end of the period covered by this report, our disclosure controls and procedures were effective at a reasonable assurance level.

FORWARD-LOOKING STATEMENTS

This document, documents incorporated herein by reference, and other reports and filings made with the securities regulatory authorities, include forward-looking statements. All forward-looking statements are based on our beliefs as well as assumptions based on information available at the time the assumption was made. Forward-looking statements are not facts, but only predictions and generally can be identified by the use of statements that include phrases such as "may", "will", "believe", "expect", "anticipate", "intend", "plan", "foresee", "potential", "enable", "continue" or other comparable terminology. These statements are not guarantees of our future performance and are subject to risks, uncertainties and other important factors that could cause TransAlta's actual performance to be materially different from those projected.

Factors that may adversely impact our forward-looking statements include risks relating to: (i) fluctuations in market prices and availability of fuel supplies required to generate electricity and in the price of electricity; (ii) the regulatory and political environments in the jurisdictions in which we operate; (iii) environmental requirements and changes in, or liabilities under, these requirements; (iv) changes in general economic conditions including interest rates; (v) operational risks involving our facilities, including unplanned outages at such facilities; (vi) disruptions in the transmission and distribution of electricity; (vii) disruptions in the source of fuels or water required to operate our facilities; (viii) trading risks; (ix) fluctuations in the value of foreign currencies and foreign political risks; (x) need for additional financing; (xi) liquidity risk; (xii) structural subordination of securities; (xiii) counterparty credit risk; (xiv) insurance risk; (xv) our provision for income taxes; (xvi) legal proceedings involving us; (xvii) reliance on key personnel; (xviii) labour relations matters; and (xix) absence of a public market for certain of the securities offered. The foregoing risk factors, among others, are described in further detail under the heading "Risk Factors" on page 22 of our 2008 Annual Information Form and on page 53 of our 2008 Annual Report.

Readers are urged to consider these factors carefully in evaluating the forward-looking statements and are cautioned not to place undue reliance on these forward-looking statements. The forward-looking statements included in this document are made only as of the date hereof and we do not undertake to publicly update these forward-looking statements to reflect new information, future events or otherwise, except as required by applicable laws. In light of these risks, uncertainties and assumptions, the forward-looking events might or might not occur. We cannot assure you that projected results or events will be achieved.

TRANSALTA CORPORATION / Q1 2009   23

SUPPLEMENTAL INFORMATION

		March 31, 2009	Dec. 31, 2008

Closing market price (TSX) ($)		18.45	24.30

Price range for the last 12 months (TSX) ($)	High	37.50	37.50
	Low	18.11	21.00

Debt to invested capital including non recourse debt (%)		46.5	48.1
Debt to invested capital excluding non recourse debt (%)		43.9	45.6
Return on common shareholders' equity (%)		10.2	9.8
Comparable return on common shareholders' equity[1,2] (%)		9.5	12.1
Return on capital employed[1] (%)		7.8	7.8
Comparable return on capital employed[1,2] (%)		8.3	9.8
Cash dividends per share[1] ($)		1.10	1.08
Price/earnings ratio[1] (times)		14.9	20.6
Earnings coverage[1] (times)		2.7	2.8
Dividend payout ratio based on net earnings[1] (%)		89.3	91.5
Dividend payout ratio based on comparable earnings[1,2] (%)		96.0	74.1
Dividend coverage[1] (times)		4.1	4.8
Dividend yield[1] (%)		6.0	4.4
Cash flow to debt[1] (%)		29.9	31.1
Cash flow to interest coverage (times)[1]		6.6	7.2

1 Annualized

2 These ratios incorporate items that are not defined under Canadian GAAP. None of these measurements are used to enhance the Corporation’s reported financial performance or position. These ratios are useful complementary measurements for assessing the Corporation’s financial performance, efficiency, and liquidity and are common in the reports of other companies but may differ by definition and application.

RATIO FORMULAS

Debt to invested capital = (short-term debt + long-term debt – cash and cash equivalents) / (debt + non-controlling interests + common shareholders’ equity – cash and cash equivalents)

Return on common shareholders’ equity = net earnings or comparable earnings / average of opening and closing common shareholders’ equity

Return on capital employed = (earnings before non-controlling interests and income taxes + net interest expense) / average annual invested capital

Comparable return on capital employed = (comparable earnings before non-controlling interests and income taxes + net interest expense) / average annual invested capital

Price/earnings ratio = current period’s close / basic earnings per share

Earnings coverage = (net earnings + income taxes + net interest expense) / (net interest expense plus capitalized interest)

Dividend payout ratio = dividends / net earnings or comparable earnings

Dividend coverage = cash flow from operating activities / common share dividends

Dividend yield = dividend per common share / current period’s close price

Cash flow to debt = cash flow from operating activities before changes in working capital / average total debt

Cash flow to interest coverage = (cash flow from operating activities before changes in working capital + net interest expense) / (net interest expense plus capitalized interest)

24   TRANSALTA CORPORATION / Q1 2009

GLOSSARY OF KEY TERMS

Alberta Power Purchase Agreement (PPA) - A long-term arrangement established by regulation for the sale of electric energy from formerly regulated generating units to PPA Buyers.

Availability - A measure of time, expressed as a percentage of continuous operation 24 hours a day, 365 days a year that a generating unit is capable of generating electricity, regardless of whether or not it is actually generating electricity.

British thermal unit (Btu) - A measure of energy. The amount of energy required to raise the temperature of one pound of water one degree Fahrenheit, when the water is near 39.2 degrees Fahrenheit.

Capacity - The rated continuous load-carrying ability, expressed in megawatts, of generation equipment.

Carbon Capture and Storage (CCS) - An approach to mitigating the contribution of greenhouse gas emissions to global warming, which is based on capturing carbon dioxide emissions from industrial operations and permanently storing them in deep underground formations.

Cogeneration - A generating facility that produces electricity and another form of useful thermal energy (such as heat or steam) used for industrial, commercial, heating or cooling purposes.

Derate - To lower the rated electrical capability of a power generating facility or unit.

Gigawatt - A measure of electric power equal to 1,000 megawatts.

Gigawatt hour (GWh) - A measure of electricity consumption equivalent to the use of 1,000 megawatts of power over a period of one hour.

Greenhouse Gas (GHG) – Gases having potential to retain heat in the atmosphere, including water vapour, carbon dioxide, methane, nitrous oxide, hydrofluorocarbons and perfluorocarbons.

Heat rate - A measure of conversion, expressed as Btu/MWh, of the amount of thermal energy required to generate electrical energy.

Megawatt (MW) - A measure of electric power equal to 1,000,000 watts.

Megawatt hour (MWh) - A measure of electricity consumption equivalent to the use of 1,000,000 watts of power over a period of one hour.

Net Maximum Capacity - The maximum capacity or effective rating, modified for ambient limitations, that a generating unit or power plant can sustain over a specific period, less the capacity used to supply the demand of station service or auxiliary needs.

Spark Spread - A measure of gross margin per MW (sales price less cost of natural gas).

Unplanned Outage - The shutdown of a generating unit due to an unanticipated breakdown.

Uprate - To increase the rated electrical capability of a power generating facility or unit.

Value at Risk (VaR) - A measure to manage earnings exposure from trading activities.

TRANSALTA CORPORATION / Q1 2009   25

TransAlta Corporation

Box 1900, Station “M”

110 - 12th Avenue S.W.

Calgary, Alberta Canada T2P 2M1

Phone

403.267.7110

Website

www.transalta.com

CIBC Mellon Trust Company

P.O. Box 7010 Adelaide Street Station

Toronto, Ontario Canada M5C 2W9

Phone

Toll-free in North America: 1.800.387.0825

Toronto or outside North America: 416.643.5500

Fax

416.643.5501

Website

www.cibcmellon.com

FOR MORE INFORMATION

Media inquiries

Michael Lawrence

Manager, External Relations

Phone

403.267.7330

E-mail

media_relations@transalta.com

Investor inquiries

Jennifer Pierce, MA, MBA

Vice-President, Communications and Investor Relations

Phone

1.800.387.3598 in Canada and United States

or 403.267.2520

Fax

403.267.2590

E-mail

investor_relations@transalta.com

26   TRANSALTA CORPORATION / Q1 2009